Exhibit (a)(5)(ii)

For Immediate Release

DTF TAX-FREE INCOME INC.

Announces Preliminary Results of Issuer Tender Offer for Common Stock

CHICAGO, January 8, 2021 – DTF Tax-Free Income Inc. (NYSE: DTF) (the “Fund”), a closed-end fund advised by Duff & Phelps Investment Management Co. (the “Adviser”), announced today the preliminary results for its issuer tender offer (the “Offer”) for up to 17.5% of the outstanding shares of common stock, par value $0.01 per share (“Shares”) of the Fund at a price equal to 98% of the Fund’s net asset value per Share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange on January 8, 2021. The Fund’s offer expired on Thursday, January 7, 2021 at 11:59 p.m., New York City time.

Based on current information, approximately 4,335,961 Shares were duly tendered and not withdrawn. Because the number of Shares tendered exceeds 1,491,119 Shares, the Offer is oversubscribed. Therefore, in accordance with the terms and conditions specified in the Offer, as described in the Offer to Purchase, dated December 8. 2020, and the related letter of transmittal, the Fund will purchase Shares from all tendering stockholders on a pro rata basis, disregarding fractions. Payment for such Shares will be made on or about January 11, 2021. The purchase price per share of properly tendered Shares will be equal to 98% of the NAV as of the close of the regular trading session of the New York Stock Exchange on January 8, 2021. The Fund expects to announce the purchase price per share and the proration factor for the Offer by press release on January 11, 2021. Shares that were not tendered will remain outstanding.

Any questions about the Offer can be directed to AST Fund Solutions, LLC, the information agent for the Offer, at (888) 628-1041.

About the Fund

DTF Tax-Free Income Inc. is a closed-end, diversified management investment company whose investment objective is current income exempt from regular federal income tax consistent with preservation of capital. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of investment-grade tax-exempt obligations.

About the Adviser

The Adviser has more than 40 years of experience managing investment portfolios, including institutional separate accounts and open- and closed-end funds investing in utilities, infrastructure and real estate investment trusts (REITs).

The Adviser is a subsidiary of Virtus Investment Partners (NASDAQ: VRTS), a multi-boutique asset manager with approximately $116.5 billion under management as of September 30, 2020. Virtus provides investment management products and services to individuals and institutions through a multi-manager asset management business, comprising a number of individual affiliated managers, each with a distinct investment style, autonomous investment process and individual brand.

Other Important Information

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the SEC.

Data and commentary provided in this press release are for informational purposes only.

For more information about the Fund, please call the Fund’s toll free number at (800) 338-8214 or consult the Fund’s website at www.dpimc.com/dtf. The information contained on the Fund’s website is not part of this press release.

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Source:	DTF Tax-Free Income Inc.
Contacts:	Dianna P. Wengler or Timothy P. Riordan, (833) 604-3163